February 21, 2014

Loan Lauren P. Nguyen, Special Counsel

J. Nolan McWilliams, Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Teekay Offshore Partners L.P.

Registration Statement on Form F-3

Filed January 10, 2014

File No. 333-193301

Dear Ms. Nguyen:

We have reviewed your letter to us on February 4, 2014 (“Comment Letter”), setting forth staff comments on the Teekay Offshore Partners L.P. (the “Company”) Registration Statement on Form F-3 filed on January 10, 2014 (the “Registration Statement”). This letter responds to the comments in your letter. In addition, the Company has revised specified items of the Registration Statement in response to your comments and is filing concurrently with this letter an Amendment No. 1 to the Registration Statement (the “Amendment”) that reflects these revisions. Amendment No. 1 also includes a new Exhibit 8.2, revised to reflect changes made in response to the Comment Letter. For your convenience, our response has been keyed to the comments in the Comment Letter. Page numbers refer to the Registration Statement as filed.

Selling Securityholder, page 13

1. We note your disclosure on page 34. Please tell us whether Goldman Sachs MLP Income Opportunities Fund is a broker-dealer or an affiliate of a broker-dealer. We may have further comment upon review of your response.

Response to Comment No. 1:

We have confirmed with Goldman Sachs MLP Income Opportunities Fund (the “Selling Securityholder”) that Goldman Sachs Asset Management, L.P. (“GSAM”) is the investment manager of the Selling Securityholder. GSAM is a wholly-owned subsidiary of Goldman Sachs

February 21, 2014

Group, Inc. (“GS Group”), a leading global investment banking, securities and investment management firm. Goldman, Sachs & Co. (“GS&Co.”), a member of FINRA, is also a wholly-owned subsidiary of GS Group and is an investment banking firm that regularly performs services such as acting as financial advisor and serving as principal or agent in the purchase and sale of securities. GS&Co. is affiliated with the following FINRA Members: (a) Epoch Securities, Inc., (b) Goldman Sachs Execution & Clearing, L.P., (c) Mercer Allied Company, L.P. and (d) REDI Global Technologies LLC. The Selling Securityholder, GSAM, GS&Co and GS Group and their affiliates disclaim any knowledge of the FINRA relationships, if any, of any other owners of the Selling Securityholder.

Accordingly, we added an additional footnote to the selling securityholder table to clarify that the Selling Securityholder is an affiliate of broker-dealers and: (a) purchased the common units in the ordinary course of business and (b) at the time of the purchase of the common units to be resold, had no agreement or understanding, directly or indirectly, with any person to distribute the common units.

Exhibit 8.2

1. Please have counsel revise the last paragraph of its opinion to specifically consent to the discussion of its opinion in the prospectus. For guidance, refer to section IV of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response to Comment No. 2:

We have filed a new Exhibit 8.2 as part of the Amendment to address your comment.

* * * *

February 21, 2014

We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact David Matheson, the undersigned, at (503) 727-2008.

Very truly yours,

/s/ David S. Matheson
David S. Matheson

Enclosures

cc:	Peter Evensen (Teekay Offshore Partners L.P.)

Daniel C. Rodgers, Esq. (Watson, Farley & Williams LLP)

Kyri Loupis (Goldman Sachs Asset Management, L.P.)

Sean McFarlane (Boies, Schiller & Flexner LLP)